Exhibit 99.1

IGI Reports Fourth Quarter and Full Year 2020 Condensed and Unaudited Financial Results

HAMILTON, Bermuda, March 11, 2021 -- International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today reported condensed and unaudited financial results for the fourth quarter and full year 2020.

Highlights for the fourth quarter and full year 2020 include:

(in millions of U.S. Dollars, except percentages	Quarter Ended December 31,		Year Ended December 31,
and per share information)	2020	2019	2020	2019
Gross written premiums	$129.5	$89.1	$467.3	$349.2
% growth	45.3%		33.8%
Net premiums earned	$73.9	$58.1	$283.5	$215.5
Net underwriting results	$14.7	$10.4	$77.4	$52.0
Total investment income, net (1)	$3.4	$2.7	$11.5	$11.1
Profit for the period	$10.9	$4.3	$31.6	$23.6
Combined ratio (2)	96.8%	101.0%	89.3%	94.1%
Earnings per share (Basic and Diluted)(3)	$0.22	$0.13	$0.69	$0.69
Return on average equity (annualized) (4)	11.3%	5.5%	9.0%	7.7%
Core operating income (loss) (4)	$4.2	$(0.1)	$34.1	$21.2
Core operating earnings per share (4) (Basic and Diluted)	$0.09	-	$0.74	$0.62
Core operating return on average equity (annualized) (4)	4.4%	(0.1)%	9.6%	6.9%

(1)	See Note (1) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(2)	See “Supplementary Financial Information” below.
(3)	See Note (3) in the “Notes to the Condensed Consolidated Financial Statements (Unaudited)” below.
(4)	See the section titled “Non-IFRS Financial Measures” below.

IGI Chairman and CEO Mr. Wasef Jabsheh said, “2020 has been a successful year for IGI on many levels. Our strong financial performance, achieved during a year of significant distraction and disruption as well as during our first year as a public company trading in the U.S., clearly demonstrates the agility, discipline and focus of our teams and our ability to execute and deliver on our strategy.”

“We broadened our footprint by entering new territories and lines of business and increased our market share, with gross premiums up more than 33% in 2020 compared to 2019, while maintaining underwriting profitability at a combined ratio below 90%. We expect to continue on this path in 2021, although likely at a more measured pace, and with the same careful approach to risk selection and portfolio balance.”

“With the first quarter of 2021 almost completed, the indications on price momentum remain very positive, and we are continuing to see exciting opportunities to build and diversify our business. We will continue to be cautious in managing our net exposures to minimize our overall risk profile so that we maintain our long-term track record of generating strong value for our shareholders.”

Results for the Quarters and Years ended December 31, 2020 and 2019

Net profit for the quarter ended December 31, 2020 was $10.9 million, up from a net profit of $4.3 million for the quarter ended December 31, 2019. Net profit for the year ended December 31, 2020 increased significantly to $31.6 million compared to a net profit of $23.6 million for the prior year.

Core operating income, a non-IFRS measure defined below, was $4.2 million for the fourth quarter of 2020 compared to a core operating loss of $0.1 million for the comparable quarter in 2019. Consequently, core operating return on average equity (annualized) was 4.4% for the quarter ended December 31, 2020, compared to (0.1%) in the same period of 2019.

The increase in core operating income to $34.1 million for the year ended December 31, 2020 compared to $21.1 million for the year ended December 31, 2019, was primarily the result of a higher level of underwriting income during 2020. While total equity increased by 26.4% due to the capital injection from the Business Combination with Tiberius Acquisition Corp. (“Tiberius”) as well as growth in retained earnings during the year, core operating return on average equity also increased to 9.6% for the year ended December 31, 2020 compared to 6.9% for the same period in 2019.

Underwriting Results

Gross written premiums were $129.5 million for the quarter ended December 31, 2020, an increase of 45.3% compared to $89.1 million for the quarter ended December 31, 2019. For the year ended December 31, 2020, gross written premiums were $467.3 million, up 33.8% compared to $349.2 million for the year ended December 31, 2019. The increase in gross written premiums was the result of new business generated across virtually all lines, as well as improved renewal pricing. While market conditions remained positive, the Company also continued to further refine its existing portfolio, achieving improved terms and conditions.

The claims and claims expense ratio was 59.8% for the quarter ended December 31, 2020, an improvement of 2.7 points over the corresponding quarter in 2019. This included current accident year net catastrophe losses of $6.3 million or 8.5 points for the quarter ended December 31, 2020, compared to $8.3 million or 14.3 points for the quarter ended December 31, 2019. Prior year development on loss reserves was unfavorable amounting to $5.4 million or 7.3 points for the quarter ended December 31, 2020 driven by deterioration in prior year loss reserves in both the Long-tail and Short-tail segments which were impacted by foreign exchange, specifically the strengthening of the Pound Sterling, the Company’s major transactional currency, against the U.S. Dollar. This compares to favorable development of $1.7 million or 3.0 points for the quarter ended December 31, 2019. Catastrophe losses during the fourth quarter of 2020 were driven primarily by Hurricane Laura, a Category 4 storm which caused significant damage in the mid-western U.S., and is included in the Short-tail Segment.

The claims and claims expense ratio was 53.5% for the year ended December 31, 2020, an improvement of 1.3 points compared to the year ended December 31, 2019. This included current accident year net catastrophe losses of $13.5 million or 4.8 points for the year ended December 31, 2020, compared to $16.2 million or 7.5 points for the year ended December 31, 2019. Catastrophe losses for the year ended December 31, 2020 were driven primarily by the storms that damaged cranes at the Jawaharlal Nehru port in Mumbai, India and property damage and business interruption losses resulting from Hurricane Laura, both of which are included in the Short-tail Segment. Favorable development on loss reserves from prior accident years for the year ended December 31, 2020 was $6.1 million or 2.2 points, reduced by the impact of foreign exchange, specifically the strengthening of the Pound Sterling, the Company’s major transactional currency, against the U.S. Dollar. This compares to favorable development of $6.3 million or 2.9 points for the year ended December 31, 2019, which was also impacted by the strengthening of the Pound Sterling.

The combined ratio for the quarter ended December 31, 2020 was 96.8%, compared to 101.0% for the same quarter in 2019. The combined ratio for the year ended December 31, 2020 improved 4.8 points to 89.3% compared to 94.1% for the same period in 2019, primarily due to the benefit of increased pricing per unit of exposure.

Segment Results

The Long-tail Segment, which represented approximately 43% of the Company’s gross written premiums for the full year 2020, includes all professional and financial lines written by the Company, including D&O, professional indemnity, financial institutions, legal expenses, as well as surety, marine liability, and general third-party liability (casualty), all of which are non-U.S. exposures.

Net written premiums for the quarter ended December 31, 2020 in the Long-tail Segment were $47.6 million, compared to $37.2 million in the comparable quarter in 2019, primarily driven by growth in the financial and professional lines. The net underwriting result for this segment was a loss of $2.4 million for the fourth quarter of 2020, driven by higher incurred losses in financial and professional lines, compared to a profit of $4.7 million in the fourth quarter of 2019.

Net written premiums for the year ended December 31, 2020 in the Long-tail Segment were $164.3 million, compared to $119.9 million in the comparable period in 2019 driven by growth in the financial and professional lines. The net underwriting result for this segment increased by $7.1 million to $23.5 million for the full year 2020, compared to $16.4 million for the full year 2019, again driven by the financial and professional lines.

The Short-tail Segment, which represented approximately 53% of the Company’s gross written premiums for the full year 2020, includes energy, property, general aviation, ports and terminals, marine trades, marine cargo, construction and engineering, and political violence.

Net written premiums for the quarter ended December 31, 2020 in the Short-tail Segment were $39.7 million, compared to $22.4 million in the comparable quarter in 2019, driven by increases in most lines, as well as the growth of the new U.S. Excess & Surplus business. The net underwriting result for this segment was $14.5 million for the fourth quarter of 2020, up from the $7.6 million recorded in the fourth quarter of 2019, driven by growth in most lines in the Short-tail Segment.

Net written premiums for the year ended December 31, 2020 in the Short-tail Segment were $154.8 million, an increase of $40.6 million compared to $114.2 million in the comparable period in 2019, primarily the result of increases in most Short-tail lines as well growth of the new U.S. Excess & Surplus business. The net underwriting result for this segment improved to $44.4 million for the full year 2020, compared to $35.4 million in the full year 2019, supported by 35.5% growth in net written premiums which was partially offset by a $ 12.7 million increase in net claims and claims adjustment expenses driven by higher incurred losses recorded in the Ports & Terminals, Energy, and Property lines in the Short-tail segment.

The Reinsurance Segment, which represented approximately 4% of the Company’s gross written premiums for the full year 2020, comprises the Company’s inwards reinsurance portfolio.

Net written premiums for the quarter ended December 31, 2020 in the Reinsurance Segment were $2.8 million, compared to $2.9 million in the comparable quarter in 2019. The net underwriting result for this segment was a profit of $2.6 million for the fourth quarter of 2020, compared to a loss of $1.9 million in the fourth quarter of 2019, due to a lower level of claims and claims adjustment expenses in the fourth quarter of 2020.

Net written premiums for the year ended December 31, 2020 in the Reinsurance Segment were $19.3 million, compared to $18.0 million in the comparable period in 2019. The net underwriting result improved to $9.5 million for the full year 2020, compared to $0.2 million for the full year 2019, primarily due to a lower level of claims and claims adjustment expenses.

Investment Results

Total investment income was $4.5 million during the fourth quarter of 2020, compared to $2.9 million in the fourth quarter of 2019. Total investment income, net (which excludes realized and unrealized gains and losses, expected credit losses on investments, and the share of loss from associates) was $3.4 million and $2.7 million for the quarters ended December 31, 2020 and 2019, respectively. This resulted in an annualized investment yield of 1.8% for the fourth quarter of 2020, compared to 1.9% for the corresponding period in 2019.

For the full year 2020, total investment income was $8.5 million, compared to $13.0 million for the full year 2019. Total investment income, net was $11.5 million and $11.1 million for the full years 2020 and 2019, respectively. This resulted in an investment yield of 1.7% for the full year 2020, compared to 2.0% for the full year 2019.

Cash, cash equivalents and term deposits totaled $305.6 million at December 31, 2020, representing 39.4% of the total investments and cash portfolio, compared to $312.2 million at December 31, 2019, when it represented 51.6%. The total investment and cash portfolio is comprised of cash, cash equivalents and term deposits (cash portfolio), investments, investment in associates, and investment properties.

Other

Gain on foreign exchange for the quarter ended December 31, 2020 was $6.2 million compared to $2.5 million for the fourth quarter of 2019. The gain in the fourth quarter of 2020 was primarily driven by strengthening of the Pound Sterling, Euro and Australian Dollar against the U.S. Dollar from September 30, 2020 to December 31, 2020, coupled with greater exposure to Pound Sterling-denominated cash and insurance receivable balances, supported by increased business in the Specialty Long-tail Segment when compared to the corresponding period of 2019.

Gain on foreign exchange for the year ended December 31, 2020 was $2.5 million compared to $5.7 million for the full year 2019. The gain in 2020 was primarily driven by strengthening of the Pound Sterling, Euro and Australian Dollar against the U.S. Dollar from December 31, 2019 to December 31, 2020, coupled with greater exposure to Pound Sterling-denominated cash and insurance receivable balances, supported by increased business in the Specialty Long-tail Segment.

Total Equity

Total equity at December 31, 2020 was $394.6 million, representing an increase of 26.4% compared to $312.1 million at December 31, 2019. The movement in Total Equity during the quarter and year ended December 31, 2020 is illustrated below:

	Quarter Ended December 31,	Year Ended December 31,
(in millions of U.S. Dollars)	2020	2020
Total Equity at beginning of period	$379.7	$312.1
Profit for the period	$10.9	$31.6
Net change in fair value reserves for investments through other comprehensive income	$3.5	$13.9
Capital injection in connection with the Business Combination	-	$40.8
Issuance of restricted share awards	$0.5	$0.5
Cash dividends declared during the period	-	$(4.3)
Total Equity at December 31, 2020	$394.6	$394.6

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2020	2019	2020	2019

Gross written premiums	$129.5	$89.1	$467.3	$349.2
Reinsurers’ share of insurance premiums	$(39.4)	$(26.6)	$(128.9)	$(97.1)
Net written premiums	$90.1	$62.5	$338.4	$252.1
Net change in unearned premiums	$(16.2)	$(4.4)	$(54.9)	$(36.6)
Net premiums earned	$73.9	$58.1	$283.5	$215.5
Net claims and claim adjustment expenses	$(44.3)	$(36.3)	$(151.7)	$(118.1)
Net Policy acquisition expenses	$(14.9)	$(11.4)	$(54.4)	$(45.4)
Net underwriting results	$14.7	$10.4	$77.4	$52.0
Net investment income (1)	$4.8	$3.4	$10.0	$13.4
Share of loss from associates (1)	$(0.3)	$(0.5)	$(1.5)	$(0.4)
General and administrative expenses	$(12.5)	$(11.0)	$(46.9)	$(39.3)
Other expenses, net (2)	$(1.0)	$(1.1)	$(4.4)	$(1.3)
Listing related expenses	-	$(4.8)	$(3.4)	$(4.8)
Gain on foreign exchange	$6.2	$9.4	$2.5	$5.7
Profit before tax	$11.9	$5.8	$33.7	$25.3
Income tax	$(1.0)	$(1.5)	$(2.1)	$(1.7)
Profit for the period	$10.9	$4.3	$31.6	$23.6
Basic and diluted earnings per share attributable to equity holders (3)	$0.22	$0.13	$0.69	$0.69

International General Insurance Holdings Ltd.

Condensed Consolidated Statements of Financial Position (Unaudited)

(in millions of U.S. Dollars)	As at December 31, 2020	As at December 31, 2019
ASSETS
Cash and cash equivalents	$133.4	$192.5
Term Deposits	$172.2	$119.7
Insurance receivables	$166.6	$113.0
Investments (4)	$438.1	$253.7
Investment in associates (4)	$11.6	$13.1
Reinsurance share of outstanding claims	$187.5	$176.2
Reinsurance share of unearned premiums	$50.1	$33.9
Deferred excess of loss premiums	$17.1	$15.2
Deferred policy acquisition costs	$55.2	$41.7
Other assets	$9.5	$7.6
Investment properties (4)	$20.0	$25.7
Property, premises and equipment	$13.2	$12.7
Intangible assets	$4.7	$3.9
TOTAL ASSETS	$1,279.2	$1,009.1

LIABILITIES
Gross outstanding claims	$492.3	$413.1
Gross unearned premiums	$277.2	$206.2
Insurance payables	$83.5	$53.5
Other liabilities	$20.5	$14.9
Deferred tax liabilities	$0.1	$0.4
Unearned commissions	$11.0	$8.9
TOTAL LIABILITIES	$884.6	$697.0

EQUITY
Issued share capital	-	$143.4
Common shares at par value	$0.5	-
Additional paid in capital	-	$2.7
Share premium	$157.6	-
Warrants	$9.2	-
Treasury shares	-	$(20.1)
Foreign currency translation reserve	$(0.3)	$(0.3)
Fair value reserves	$18.2	$4.2
Retained earnings	$209.4	$182.2
TOTAL EQUITY	$394.6	$312.1
TOTAL LIABILITIES AND EQUITY	$1,279.2	$1,009.1

International General Insurance Holdings Ltd.

Supplementary Financial Information – Condensed Consolidated Statements of Income (Unaudited)

	Quarter Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Ratios
Claims and claims expense ratio (a)	59.8%	62.5%	53.5%	54.8%
Policy acquisition expense ratio (b)	20.1%	19.6%	19.2%	21.1%
General and administrative expense ratio (c)	16.9%	18.9%	16.6%	18.2%
Expense ratio (d)	37.0%	38.5%	35.8%	39.3%
Combined ratio (e)	96.8%	101.0%	89.3%	94.1%

(a)	Represents net claims and claim adjustment expenses as a percentage of net premiums earned.

(b)	Represents net policy acquisition expenses as a percentage of net premiums earned.

(c)	Represents general and administrative expenses as a percentage of net premiums earned.

(d)	Represents the sum of the policy acquisition expense ratio and the general and administrative expense ratio.

(e)	Represents the sum of the claims and claim expense ratio and the expense ratio.

International General Insurance Holdings Ltd.

Supplementary Financial Information – Consolidated Statements of Financial Position (Unaudited)

(in millions of U.S. Dollars, except share and per share data)	As at December 31, 2020	As at December 31, 2019
Cash and cash equivalents and term deposits	$305.6	$312.2
Total investments (4)	$469.7	$292.5
Total Investments and cash portfolio	$775.3	$604.7

Common shares outstanding (in millions)*	48.5	34.0
Minus: Unvested shares (in millions)**	3.1	-
Number of vested common outstanding shares (in millions) (a)	45.4	34.0

Total equity (b)	$394.6	$312.1
Book value per share (b)/(a)	$8.69	$9.18

*	Common shares issued and outstanding as at December 31, 2020:

No. of shares
Common shares	45,426,251
Earnout shares	3,012,500
Restricted shares awards	134,500
**Total unvested shares	3,147,000
Total Common shares outstanding	48,573,251

*	Common shares issued and outstanding at December 31, 2019 of 134,025,678 were adjusted at a share exchange ratio of 0.254 used in the March 2020 Business Combination with Tiberius Acquisition Corp. to facilitate comparison to December 31, 2020. Each of the shares above have a par value of $0.01.

**	Earnout Shares are subject to vesting at stock prices ranges from $ 11.50 to $15.25, are entitled to dividends and voting rights, however, are non-transferable by their holders until they vest. If the Earnout Shares do not vest on or prior to March 17, 2028, they will be cancelled by the Company. Restricted Shares awards were issued pursuant to the Company’s 2020 Omnibus Incentive Plan and are entitled to dividends, however the Restricted Shares awards are non-transferable by their holders until they vest as per the respective Restricted Shares Award Agreements. As at December 31, 2020, the vesting conditions attached to both Earnout Shares and Restricted Shares awards to employees have not been met, therefore these shares were not included in the weighted average number of common shares for both the basic and diluted earnings per share.

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

Segment information for IGI’s consolidated operations is as follows:

For the quarter ended December 31, 2020

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$65.8	$60.9	$2.8	$129.5
Reinsurers’ share of insurance premiums	$(18.2)	$(21.2)	-	$(39.4)
Net written premiums	$47.6	$39.7	$2.8	$90.1
Net change in unearned premiums	$(11.7)	$(7.1)	$2.6	$(16.2)
Net premiums earned	$35.9	$32.6	$5.4	$73.9

Net claims and claim adjustment expenses	$(30.8)	$(11.6)	$(1.9)	$(44.3)
Net policy acquisition expenses	$(7.5)	$(6.5)	$(0.9)	$(14.9)
Net underwriting results	$(2.4)	$14.5	$2.6	$14.7

For the quarter ended December 31, 2019

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$50.3	$35.9	$2.9	$89.1
Reinsurers’ share of insurance premiums	$(13.1)	$(13.5)	-	$(26.6)
Net written premiums	$37.2	$22.4	$2.9	$62.5
Net change in unearned premiums	$(9.3)	$2.6	$2.3	$(4.4)
Net premiums earned	$27.9	$25.0	$5.2	$58.1

Net claims and claim adjustment expenses	$(17.6)	$(12.5)	$(6.2)	$(36.3)
Net policy acquisition expenses	$(5.6)	$(4.9)	$(0.9)	$(11.4)
Net underwriting results	$4.7	$7.6	$(1.9)	$10.4

International General Insurance Holdings Ltd.

Supplementary Financial Information - Segment Results (Unaudited)

For the year ended December 31, 2020

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$201.9	$246.1	$19.3	$467.3
Reinsurers’ share of insurance premiums	$(37.6)	$(91.3)	-	$(128.9)
Net written premiums	$164.3	$154.8	$19.3	$338.4
Net change in unearned premiums	$(26.6)	$(27.9)	$(0.4)	$(54.9)
Net premiums earned	$137.7	$126.9	$18.9	$283.5

Net claims and claim adjustment expenses	$(88.0)	$(57.4)	$(6.3)	$(151.7)
Net policy acquisition expenses	$(26.2)	$(25.1)	$(3.1)	$(54.4)
Net underwriting results	$23.5	$44.4	$9.5	$77.4

For the year ended December 31, 2019

(in millions of U.S. Dollars)	Specialty Long-tail	Specialty Short-tail	Reinsurance	Total
Underwriting revenues
Gross written premiums	$142.1	$189.1	$18.0	$349.2
Reinsurers’ share of insurance premiums	$(22.2)	$(74.9)	-	$(97.1)
Net written premiums	$119.9	$114.2	$18.0	$252.1
Net change in unearned premiums	$(23.5)	$(12.9)	$(0.2)	$(36.6)
Net premiums earned	$96.4	$101.3	$17.8	$215.5

Net claims and claim adjustment expenses	$(58.8)	$(44.7)	$(14.6)	$(118.1)
Net policy acquisition expenses	$(21.2)	$(21.2)	$(3.0)	$(45.4)
Net underwriting results	$16.4	$35.4	$0.2	$52.0

International General Insurance Holdings Ltd.

Notes to the Condensed Consolidated Financial Statements (Unaudited)

(1)	The following are the calculated investment yields and the reconciliation of investment income and share of loss from associates included in the Condensed Consolidated Statements of Income (Unaudited) to Total investment income net, used to calculate investment yield:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except percentages)	2020	2019	2020	2019
Net investment income*	$4.8	$3.4	$10.0	$13.4
Share of loss from associates	$(0.3)	$(0.5)	$(1.5)	$(0.4)
Total investment income	$4.5	$2.9	$8.5	$13.0
Minus
Realized gain (loss) on investments	$(0.2)	$0.1	$1.2	$0.3
Realized gain (loss) on investment properties	$(0.2)	$(0.1)	$(0.2)	$0.7
Unrealized gain (loss) on investments	$2.7	$0.8	$0.2)	$1.6
Fair value gain (loss) on investment properties	$(0.8)	$(0.3)	$(2.0)	$(0.3)
Expected credit losses on investments	$(0.1)	-	$(0.3)	-
Share of profit (loss) from associates**	$(0.3)	$(0.5)	$(1.5)	$(0.4)
Total investment income, net (a)	$3.4	$2.7	$11.5	$11.1
Average investments and cash portfolio, at cost (b)	$728.7	$576.1	$667.0	$543.4
Investment Yield (a) / (b) annualized	1.8%	1.9%	1.7%	2.0%

*	Net investment income is comprised of interest and dividend income, realized and unrealized gain (loss) on investments, realized and unrealized gain (loss) on investment properties, expected credit loss on investments, investment custodian fees and other investment expenses.

**	Share of profit (loss) from associates primarily represents fair value gain (loss) on investment properties held by associates and has been excluded from Total investment income, net in 2020. Accordingly, the year ended December 31, 2019 comparative of $0.4 million has also been excluded from the determination of Total investment income, net and Investment yield to conform to the current presentation.

(2)	Represents the sum of other revenues, other expenses and impairment loss on insurance receivables.

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars)	2020	2019	2020	2019
Other revenues	$0.2	$0.2	$0.4	$1.4
Other expenses	$(0.9)	$(0.7)	$(1.9)	$(2.1)
Impairment loss on insurance receivables	$(0.3)	$(0.6)	$(2.9)	$(0.6)
Other expenses, net	$(1.0)	$(1.1)	$(4.4)	$(1.3)

(3)	Represents net profit for the period attributable to vested common shares divided by the weighted average number of shares – basic and diluted calculated as follows:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2020	2019	2020	2019
Profit for the period	$10.9	$4.3	$31.6	$23.6
Minus: Profit attributable to the Earnout Shares	$0.7	-	$2.0	-
Minus: Profit attributable to the Restricted Shares	$0.1	-	$0.1	-
Net profit for the period available to common shareholders (a)	$10.1	$4.3	$29.5	$23.6
Weighted average number of shares – basic and diluted (in millions of shares) (b)	45.4	34.0	43.0	34.3
Basic and diluted earnings per share (a/b)	$0.22	$0.13	$0.69	$0.69

To facilitate a comparison of earnings per share with the periods ending December 31, 2020, the weighted average number of basic and diluted shares of 135.2 million for the year ended December 31, 2019 was adjusted at a share exchange ratio of 0.254 that was used in the March 2020 Business Combination with Tiberius. As a result, the Basic and diluted earnings per share previously reported of $0.17 was recalculated to an adjusted basic and diluted earnings per share of $0.69.

(4)	Includes the following:

	As at
(in millions of U.S. Dollars)	December 31, 2020	December 31, 2019
Investments	$438.1	$253.7
Investment properties	$20.0	$25.7
Investments in associates	$11.6	$13.1
Total investments	$469.7	$292.5

International General Insurance Holdings Ltd.

Non-IFRS Financial Measures

In presenting IGI’s results, Management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, help to explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Combined Ratio

The table below illustrates the reconciliation of the combined ratio on a financial and accident year basis:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except percentages)	2020	2019	2020	2019
Net premiums earned (a)	$73.9	$58.1	$283.5	$215.5
Net Claims and claims adjustment expenses (b)	$(44.3)	$(36.3)	$(151.7)	$(118.1)
Net Policy acquisition expenses (c)	$(14.9)	$(11.4)	$(54.4)	$(45.4)
General and administrative expenses (d)	$(12.5)	$(11.0)	$(46.9)	$(39.3)
Prior year adverse/ (favorable) development (e)	$5.4	$(1.7)	$(6.1)	$(6.3)
Catastrophe (CAT) losses (f)	$6.3	$8.3	$13.5	$16.2

Combined ratio ((b+c+d)/a)*	96.8%	101.0%	89.3%	94.1%
Minus: CAT losses on an accident year basis (f/a)	8.5%	14.3%	4.8%	7.5%
Minus: Prior year development (favorable)/unfavorable (e/a)	7.3%	(3.0)%	(2.2)%	(2.9)%
Accident year combined ratio prior to CAT losses	81.0%	89.7%	86.7%	89.5%

*	See “Supplementary Financial Information - Condensed Consolidated Statements of Income (Unaudited).”

Core Operating Income

Core operating income measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table below. We exclude these items from our calculation of core operating income because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, economic and other factors external to the Company and/or transactions or events that are typically not a recurring part of, and are largely independent of, our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our underwriting profitability is impacted by earned premium growth, the adequacy of pricing, and the frequency and severity of losses. Over time, such profitability is also influenced by underwriting discipline, which seeks to manage the Company’s exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and the ability to manage the expense ratio, which the Company accomplishes through the management of acquisition costs and other underwriting expenses.

In addition to presenting profit for the period determined in accordance with IFRS, we believe that showing “core operating income” provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze the Company’s results in a manner similar to how Management analyzes the Company’s underlying business performance.

Core operating income is calculated by the addition or subtraction of certain line items reported in the ‘Condensed Consolidated Statements of Income’ from profit for the period and tax effecting each line item (resulting in each item being a non-IFRS measure), as illustrated in the table below:

	Quarter Ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except for percentages and per share data)	2020	2019	2020	2019
Profit for the period	$10.9	$4.3	$31.6	$23.6
Reconciling items between profit for the period and core operating income (loss):
Realized (gains)/loss on investments (tax adjusted) (i)	$0.4	$(0.7)	$(0.9)	$(1.0)
Expected credit losses on investments	$0.1	-	$0.3	-
Unrealized loss/(gain) on investments (tax adjusted) (i)	$(2.6)	$(0.8)	-	$(1.6)
Loss/(gain) on investment properties	$0.8	$0.9	$2.0	$0.3
Listing related costs	-	$4.8	$3.4	$4.8
Gain on foreign exchange (tax adjusted) (i)	$(5.4)	$(8.6)	$(2.3)	$(4.9)
Core operating income (loss)	$4.2	$(0.1)	$34.1	$21.2
Average shareholders’ equity (ii)	$387.2	$313.8	$353.4	$306.7
Core operating return on average equity (annualized) (iii)	4.4%	(0.1)%	9.6%	6.9%
Basic and diluted core operating earnings per share (iv)	$0.09	-	$0.74	$0.62
Return on average equity (annualized) (v)	11.3%	5.5%	9.0%	7.7%

i.	Represents a non-IFRS financial measure as the line-item balances reported in “Condensed Consolidated Statements of Income (Unaudited)” have been adjusted above for the related tax impact.

ii.	Average shareholders’ equity equals the total equity at the reporting period end plus the total equity as of the beginning of the reporting period, divided by 2.

iii.	Represents annualized core operating income for the quarter divided by average shareholders’ equity, and core operating income for the year divided by average shareholders’ equity respectively.

iv.	Represents core operating income attributable to vested common shares dividend by weighted average number of shares – basic and diluted as follows:

	Quarter ended December 31,		Year Ended December 31,
(in millions of U.S. Dollars, except per share information)	2020	2019	2020	2019
Core operating income (loss)	$4.2	$(0.1)	$34.1	$21.1
Minus: Core operating income attributable to the Earnout Shares subject to vesting	$0.2	-	$2.1	-
Minus: Core operating income attributable to the Restricted Shares awards subject to vesting	-	-	$0.1	-
Core operating income for the period attributable to vested equity holders (a)	$4.0	$(0.1)	$31.9	$21.1
Weighted average number of common shares – basic and diluted (in millions of shares) (b)	45.4	34.0	43.0	34.3
Basic and diluted core operating earnings per share (a/b)	$0.09	-	$0.74	$0.62

v.	Return on average equity and core operating return on average equity, both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the year. IGI’s objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

The Company has posted a Fourth Quarter and Full Year 2020 investor presentation deck on its website at www.iginsure.com in the Investors section under the Presentations & Webcasts tab.

---

About IGI:

IGI is an international specialty risks commercial insurer and reinsurer underwriting a diverse portfolio of specialty lines. Established in 2001, IGI has a worldwide portfolio of energy, property, general aviation, construction & engineering, ports & terminals, marine cargo, political violence, financial institutions, general third-party liability (casualty), legal expenses, professional indemnity, D&O, surety, marine trades, marine liability, and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

---

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements contained in this press release may include, but are not limited to, information regarding our estimates of losses for catastrophes and other large losses including losses related to the COVID-19 pandemic, measurements of potential losses in the value of our investment portfolio, our expectations regarding the performance of our business, our financial results, our liquidity and capital resources, the outcome of our strategic initiatives, our expectations regarding pricing and other market conditions, our growth prospects, and valuations of the potential impact of movements in interest rates, credit spreads, equity securities’ prices and foreign currency rates. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (2) competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (3) changes in applicable laws or regulations; (4) the outcome of any legal proceedings that may be instituted against the Company; (5) the potential effects of the COVID-19 pandemic; (6) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; and (7) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2019, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

IGI Contacts:

Investors:

Robin Sidders, Head of Investor Relations
T: + 44 (0) 2072 204937
M: + 44 (0) 7384 514785
Email: robin.sidders@iginsure.com

Media:

Aaida Abu Jaber, AVP PR & Marketing

T: +96265662082 Ext. 407

M: +962770415540

Email: aaida.AbuJaber@iginsure.com